Filed Pursuant to Rule 433
Dated November 1, 2010
Registration Statement No. 333-162451
Relating to
Preliminary Prospectus Supplement Dated November 1, 2010 to
Prospectus dated October 13, 2009
     Explanatory Note: This amended free writing prospectus is being filed soley to reflect corrected CUSIP and ISIN numbers below.
Developers Diversified Realty Corporation
1.75% Convertible Senior Notes due 2040

Issuer:	Developers Diversified Realty Corporation

Trade Date:	November 2, 2010.

Settlement Date:	November 5, 2010.

Title of Securities:	1.75% Convertible Senior Notes due 2040.

Ticker / Exchange for Common Shares:	“DDR” / New York Stock Exchange (“NYSE”).

Aggregate Principal Amount Offered:	$305,000,000 (excluding option to purchase up to $45,000,000 of additional notes).

Price to Public:	100% of principal amount, plus accrued interest, if any, from the Settlement Date.

Maturity:	November 15, 2040, unless earlier repurchased, converted or redeemed.

Annual Interest Rate:	1.75% per annum.

Interest Payment Dates:	May 15 and November 15 of each year, beginning May 15, 2011.

NYSE last reported sale price of common shares on November 1, 2010:	$12.85

Conversion Premium:	Approximately 27.5% above the NYSE last reported sale price of common shares on November 1, 2010.

Call Period:	Issuer may, at its option, redeem all or a portion of the notes for cash on or after November 20, 2015.

Put Dates:	Holders may require the issuer to repurchase all or a portion of their notes for cash on November 15, 2015, November 15, 2020, November 15, 2025, November 15, 2030 and November 15, 2035.

Conversion Price:	Approximately $16.38 per common share.

Conversion Rate:	61.0361 common shares per $1,000 aggregate principal amount of notes.

Use of Proceeds:
The net proceeds from the sale of the notes are estimated to be approximately $298.6 million (or approximately $342.7 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses. The issuer intends to use the net proceeds from the offering to repay debt and for general corporate purposes.

CUSIP Number:	251591AX1

ISIN Number:	US251591AX13

Adjustment to Conversion Rate upon a Change in Control:	The following table sets forth the hypothetical share price, effective date and number of additional shares to be issuable per $1,000 principal amount of notes:
Share Price

Effective date	$12.85	$14.00	$15.00	$16.00	$18.00	$20.00	$22.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00
11/5/2010	16.7849	14.1925	11.5928	9.6160	6.7117	4.7654	3.4339	2.1480	1.0203	0.4862	0.2162	0.0761	0.0085
11/15/2011	16.7849	14.1773	11.5456	9.4437	6.3981	4.4045	3.0771	1.8405	0.8165	0.3640	0.1481	0.0416	0.0000
11/15/2012	16.7849	13.9524	11.1382	8.9151	5.7620	3.7732	2.5064	1.3943	0.5564	0.2249	0.0789	0.0116	0.0000
11/15/2013	16.7849	13.1027	10.1071	7.7848	4.6136	2.7479	1.6575	0.8061	0.2727	0.0979	0.0257	0.0000	0.0000
11/15/2014	16.7849	11.7547	8.4396	5.9557	2.8345	1.2932	0.5858	0.1987	0.0594	0.0232	0.0016	0.0000	0.0000
11/20/2015	16.7849	10.3925	5.6306	1.4620	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

Adjustment to Conversion Rate upon a Change in Control:	If the share price is equal to or in excess of $50.00 per share (subject to adjustment), the conversion rate will not be adjusted.

If the share price is less than $12.85 per share (subject to adjustment), the conversion rate will not be adjusted.

Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion exceed 77.8210 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth in the preliminary prospectus supplement.

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Goldman, Sachs & Co., Deutsche Bank Securities Inc. and UBS Securities LLC

Senior Co-Managers:	KeyBanc Capital Markets Inc., RBC Capital Markets Corporation, Scotia Capital (USA) Inc. and U.S. Bancorp Investments, Inc.

Co-Managers:	Daiwa Capital Markets America Inc., FBR Capital Markets & Co., ING Financial Markets LLC and RBS Securities Inc.
The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling J.P. Morgan Securities LLC toll-free at 1-866-803-9204, Goldman, Sachs & Co. toll-free at 1-866-471-2576, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561-3884.

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